FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

8th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈八樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwi[redacted]

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted]2526 2186 • Fax: 2827 4836 • E-mail: fw@fairwind.com.hk

06019183

Our Ref.: S/7911/94 LTO/kk

2 8 NOV 2006

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcement dated 27 November 2006 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

RECEIVED
2006 DEC 13 P 1:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

LO Tai On
Director
Encl.
c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, ADR Division, 101 Barclay Street, 22 West New York,
NY 10286, U.S.A.

dw 12/19

華潤創業有限公司

China Resources Enterprise, Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 291)

RESULTS OF EXTRAORDINARY GENERAL MEETING

At an extraordinary general meeting of China Resources Enterprise, Limited held on 27 November, 2006, an ordinary resolution (the "Ordinary Resolution") to approve the disposal of the Company's entire interests in China Resources Petrochems Holdings Limited was duly passed by the Independent Shareholders.

Reference is made to a circular issued by the Company dated 9 November, 2006 (the "Circular") in relation to the disposal of the Company's entire interests in China Resources Petrochems Holdings Limited. Terms defined in the Circular have the same meanings when used herein.

The Directors wish to announce that at the EGM, the Ordinary Resolution to approve the conditional share purchase agreement dated 18 October, 2006 made between (i) Preparis Limited as vendor and (ii) China Resources Petrochems Gas Group Limited as purchaser, was duly passed by the Independent Shareholders by way of a poll. In accordance with the Listing Rules, China Resources (Holdings) Company Limited and its Associates, the holders of 1,227,862,380 Shares (representing approximately 52.22% of the issued share capital of the Company as at the date of the EGM), have abstained from voting at the EGM. There were no Shares entitling the holders to attend and vote only against the Ordinary Resolution at the EGM.

The results of the voting taken on a poll at the EGM were as follows:

Total number of Shares in issue as at the date of the EGM	2,351,147,120 Shares
Total number of Shares entitling the holders to attend and vote for or against the Ordinary Resolution at the EGM	1,123,284,740 Shares, representing approximately 47.78% of the issued share capital of the Company as at the date of the EGM
Total number of Shares represented by votes for the Ordinary Resolution at the EGM	523,925,779 Shares, representing 100% of the total number of votes cast at the EGM
Total number of Shares represented by votes against the Ordinary Resolution at the EGM	0 Shares, representing 0% of the total number of votes cast at the EGM

As more than 50% of the votes cast at the EGM were in favour of the Ordinary Resolution, the Ordinary Resolution was duly passed at the EGM.

Standard Registrars Limited, the share registrars of the Company, acted as scrutineer for the poll at the EGM.

For and on behalf of
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Company Secretary

Hong Kong, 27 November, 2006

As at the date of this announcement, the executive directors of the Company are Mr. Song Lin (Chairman), Mr. Chen Shulin (Managing Director), Mr. Keung Chi Wang, Ralph (Deputy Managing Director), Mr. Wang Qun (Deputy Managing Director), Mr. Lau Pak Shing (Deputy Managing Director) and Mr. Kwong Man Him (Deputy Managing Director). The non-executive directors are Mr. Qiao Shibo, Mr. Yan Biao, Mr. Jiang Wei, Mr. Wang Shuaiting and Mr. Xie Shengxi. The independent non-executive directors are Dr. Chan Po Fun, Peter, Mr. Houang Tai Ninh, Dr. Li Ka Cheung, Eric and Mr. Cheng Mo Chi.